Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: November 22, 2004

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR     ISIN: ZAE000015228

(“Harmony”)

NEWS RELEASE FROM HARMONY

22 November 2004

Gold Fields’ management’s strategy is in disarray

Harmony notes that Gold Fields has conceded that some of its own shareholders have reservations about and consequently are likely to reject management’s proposed IAMGold transaction. Predictably, this confirmation has been accompanied by Gold Fields circulating alternative strategies which Harmony believes appear to have both major issues of implementation and the potential to be even more value-destructive than the proposed IAMGold transaction.

Harmony believes that an outright disposal of Gold Fields’ international assets for cash would be contrary to the Gold Fields’ board’s long stated strategy of diversification and growth, would reduce shareholders exposure to gold, swapping ounces for cash, and, in a fire-sale atmosphere, could ultimately be significantly value-destructive.

Furthermore, Gold Fields has suggested that cash raised could be used to buy back Norilsk’s shares. In the absence of a competing offer for the whole of Gold Fields, shareholders should be aware that such a buy back is precluded by the irrevocable undertaking between Harmony and Norilsk during the Harmony offer.

Under the terms of the Securities Regulation Panel Code, either of these proposals would constitute frustrating action and would therefore require the approval of shareholders in general meeting.

Harmony believes that this speculation is being allowed to circulate by a board who are resorting to a strategy which appears to be in disarray and has little merit or substance.

Harmony wishes to ensure that what it believes to be desperate tactics do not distract you from the real and certain value proposition inherent within Harmony’s proposal to create the world’s largest gold mining company. Harmony believes that its proposed merger also offers a full and fair, upfront premium, as well as the opportunity to benefit from real and sustainable operational cost savings. Harmony reminds Gold Fields shareholders that shares tendered under the early settlement offer will still receive the full benefit of any increase in consideration.

Harmony advises you to accept the early settlement offer, the only actual proposal on the table, as soon as possible.

ENDS

Issued by (direct line, mobile, email):

Harmony Gold

Ferdi Dippenaar	+27 11 684 0140 +27 82 807 3684
Corne Bobbert	+27 11 684 0146 +27 83 380 6614

South Africa - Beachhead Media & Investor Relations

Jennifer Cohen	+27 (0)11 214 2401 +27 (0)82 468 6469	jennifer@bmsa.co.za
Patrick Lawlor	+27 (0)11 214 2410 +27 (0)82 459 6709	patrick@bmsa.co.za

United States – Financial Dynamics Business Communications

Hollis Rafkin-Sax	+1 212 850 5789 +1 917 509 0255
hrafkin-sax@fd-us.com
Torie Pennington	+1 212 850 5629 +1 917 838 1369
tpennington@fd-us.com

United Kingdom – Financial Dynamics Business Communications

Nic Bennett	+44(0)207 269 7115 +44(0)7979 536 619	nic.bennett@fd.com
Charles Watenphul	+44(0)207 269 7216 +44(0)7866 438 013
charles.watenphul@fd.com

US Information Agent - MacKenzie Partners, Inc

Daniel Burch	+212 929 5500
proxy@mackenziepartners.com
Steve Balet	+800 322 2885

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on October 5, 2004, as amended, and any other documents filed with or furnished to the SEC by Harmony at www.sec.gov.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

The directors of Harmony accept responsibility for the information contained in this press release. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this press release is in accordance with the facts and does not omit anything likely to affect the import of such information.